Kathleen M. Long

Direct Phone: +1.202.373.6149

Direct Fax: +1.202.373.6001

kathleen.long@bingham.com

May 22, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen California Investment Quality Municipal Fund, Inc. (the “Fund” or “Registrant”)
File Numbers: 333-187010; 811-06177

Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated March 21, 2013 and telephonically on May 17, 2013 on the Fund’s filing on Form N-2 (File Nos. 333-187010 and 811-06177), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2013. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Pre-Effective Amendment No. 1 filing on Form N-2 (File Nos. 333-187010 and 811-06177), which was filed today with the SEC.

PROSPECTUS

Cover Page

1.	Comment: The first sentence of the paragraph under “Portfolio Contents” states that “[a]s a fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets (as defined below) in municipal securities and other related investments the income from which is exempt from regular federal and California income tax” (emphasis added). Please explain in this section what is meant by the phrase “other related investments.” Please also explain to us how this is consistent with rule 35d-1 under the 1940 Act.

May 22, 2013

Response: We confirm that the definition of “municipal securities” is broad enough that the additional language “other related investments” is essentially meaningless and has no effect on the definition. However, we respectfully decline to delete the language “other related investments,” because this is a fundamental policy of the Fund and may not be changed without shareholder approval.

Prospectus Summary (Pages 1-16)

2.	Comment: The third sentence of the first paragraph under “Investment Objectives and Policies” on page 1 states that “[m]unicipal securities in which the Fund invests are securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and related securities and derivative investments creating exposure to municipal bonds, notes and securities, that provide for the payment of interest income that is exempt from regular federal and California income taxes” (emphasis added). Please tell us whether the Fund’s investments in derivatives will be counted towards the Fund’s 80% tests. If so, please confirm to us that the derivative investments will be included based on their market value and not their notional value.

Response: Registrant does count investments in derivatives towards the satisfaction of its policies to invest at least 80% of its Managed Assets in municipal securities exempt from taxes. Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, Registrant historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, Registrant confirms that derivatives instruments that provide economic exposure to assets that are consistent with its name will be valued at fair value in accordance with the valuation policies of Registrant for purposes of measuring compliance with Rule 35d-1. To the extent that notional value exceeds such amount, Registrant will not take such amount into account for purposes of determining compliance with Rule 35d-1. To the extent the Securities and Exchange Commission or its staff issues additional guidance in this area, Registrant reserves the right to modify its policies in accordance with such guidance.1

[1]	The Securities and Exchange Commission has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the Investment Company Act of 1940, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

May 22, 2013

3.	Comment: The first sentence of the seventh paragraph under “Investment Objectives and Policies” on page 2 states that “[a] security is considered investment grade quality if it is rated within the four highest grades by at least one of the nationally recognized statistical rating organizations (‘NRSROs’) that rate such security, or if it is unrated but judged to be of comparable quality by Nuveen Asset Management.” However, the second sentence of such paragraph states that “[b]elow investment grade quality municipal securities include those municipal securities that are rated investment grade by one or more NRSROs, but rated below investment grade by at least one NRSRO.” These sentences appear to be contradictory, as an investment that is rated as investment quality by one NRSRO and as below investment grade by another NRSRO would be deemed to be investment grade quality by the first sentence and below investment grade by the second sentence. Please revise this paragraph to disclose the Fund’s policy more clearly. Please also state, as you do elsewhere, that municipal securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal, and are commonly referred to as junk bonds.

Response: We will delete the second sentence of the seventh paragraph on page 2.

4.	Comment: The fifth paragraph under “Leverage Risk” on page 11 states that “[t]he Fund may invest in the securities of other investment companies, which may themselves be leveraged and therefore present similar risks to those described above.” Please also disclose in this section that this additional leverage serves to magnify the risk.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

5.	Comment: The first sentence of the second paragraph under “Derivatives Risk, including the Risk of Swaps” on page 12 states that “[i]n addition to inverse floating rate securities and structured notes, the Fund may invest in certain other derivative instruments in pursuit of its investment objectives including financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts or other derivative instruments whose prices, in Nuveen Asset Management’s opinion, correlate with the prices of the Fund’s investments.” Please confirm that the derivatives listed in this sentence are all the derivatives that the Fund will invest in as a principal investment strategy.

May 22, 2013

Response: We confirm that the derivatives listed in the sentence referenced above are currently all the derivatives that the Fund may invest in as a principal investment strategy.

6.	Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on page 15. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Response: The Registrant currently does not anticipate distributions that will be characterized as a return of capital, and clarifying language to this effect will be added to the registration statement. The Fund intends to pay its ordinary monthly distributions solely from its net investment income and does not intend those distributions to be a return of capital. To the extent that it is practicable, the Fund’s dividend policy will seek to maintain relatively stable monthly distributions over time – which may be adjusted upward or downward depending upon the performance of the portfolio in generating tax-exempt income and the actual cost of leverage over time. Also, as a matter of policy, while the Fund intends to distribute most of its investment income to comply fully with requirements of “regulated investment company” status under the Internal Revenue Code of 1986, as amended, it will seek to maintain a balance of undistributed income for the purpose of balancing variations in income with its monthly dividend distributions.

Summary of Fund Expenses (Pages 17 – 18)

7.	Comment: Please state in the narrative following the table on page 17 that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Response: We will add the following language in the Fund’s next pre-effective amendment, “Other Expenses are estimated based on actual expenses from the prior fiscal year.”

The Fund’s Investments (Pages 22 – 33)

8.	Comment: The paragraph under “Opportunities to Identify Underrated and Undervalued Municipal Securities” on page 23 discusses the “wide array of

May 22, 2013

financing purposes, security terms, offering structures and credit quality” and the “size, depth and other characteristics” of the “state and national municipal securities markets.” Please discuss in this section these issues with respect to the California municipal securities market.

Response: This paragraph speaks generally to the factors the sub-adviser considers part of its investment “philosophy” as indicated by the section heading. A more detailed discussion of these factors is contained in the following section under “Process” and in “Appendix A: Factors Affecting Municipal Securities in California,” cross referenced thereunder.

9.	Comment: The last paragraph prior to “Municipal Securities” on page 26 states “See Appendix A to this prospectus for a general description of the economic and cred characteristics of municipal issuers in California.” Please revise “cred” to read “credit.”

Response: This change will be reflected in the Fund’s next pre-effective amendment.

10.	Comment: The last paragraph prior to “Municipal Leases and Certificates of Participation” on page 27 discusses the concept of duration. Please also disclose in this section the Fund’s average duration as of a recent date. Provide an example of duration.

Response: We will add the following to the last paragraph prior to “Municipal Leases and Certificates of Participation:” “For example, the price of a bond with an effective duration of two years will rise (fall) two percent for every one percent decrease (increase) in its yield, and the price of a five-year duration bond will rise (fall) five percent for a one percent decrease (increase) in its yield.” Additionally, we will disclose the Fund’s average duration as of a recent date at the end of that paragraph.

11.	Comment: The first sentence of the first paragraph under “Other Investment Companies” on page 32 states that “[t]he Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies (including exchange-traded funds (‘ETFs’)) that invest primarily in municipal securities of the types in which the Fund may invest directly.” Please confirm that there are no acquired fund fees and expenses that are required to be disclosed pursuant to Instruction 10 to Item 3 of Form N-2.

Response: We confirm that no acquired fund fees and expenses are required to be included in the fee table referenced above.

May 22, 2013

12.	Comment: The second sentence of the first paragraph under “Other Investment Companies” on page 32 states that “[i]n addition, the Fund may invest a portion of its Managed Assets in pooled investment vehicles (other than investment companies) that invest primarily in municipal securities of the types in which the Fund may invest directly.” Please tell us whether the term “pooled investment vehicles” includes companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please also clarify in this section whether the Fund’s investment in pooled investment vehicles will be subject to any limitation (particularly in the case of 3(c)(1) and 3(c)(7) companies).

Response: The Registrant confirms that a 10% limit applies to registered investment companies; however, the Registrant notes that its ability to invest in other types of pooled vehicles is not a principal strategy of the fund and Registrant has not historically invested in such vehicles to any material degree.

Risk Factors (Pages 36 – 47)

13.	Comment: The second sentence of the paragraph under “Certain Affiliations” on page 47 states that “[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions.” Please disclose in this section whether the Fund has applied for or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Repurchase of Fund Shares; Conversion to Open-End Fund (Page 59)

14.	Comment: The last sentence of the last paragraph under “Repurchase of Fund Shares; Conversion to Open-End Fund” on page 59 states that “[t]o date, the Fund has not repurchased any Common Shares under the program.” Please confirm to us that there is no current intention to repurchase Common Shares under the program.

May 22, 2013

Response: The Fund’s Repurchase Program is designed to be used during periods when the Fund’s shares of Common Stock are trading at deep and persistent discounts to net asset value. As a result, during periods during which the Fund is offering shares pursuant to its shelf registration statement, the Fund will not repurchase Common Stock.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Techniques (Pages 4 – 20)

15.	Comment: The first sentence of the second paragraph under “Segregation of Assets” on page 17 states that “[t]he Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff” (emphasis added). Please disclose in this section what is meant by the term “generally” in this context.

Response: We will replace the sentence with, “To the extent that the Fund uses its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff, such assets may not be used to cover other obligations.”

16.	Comment: Since the Fund’s fundamental investment restriction with respect to borrowing does not include an exception for borrowing as permitted under exemptive orders granted under the 1940 Act, please delete the last sentence under the corresponding footnote to such restriction.

Response: This change will be reflected in the next pre-effective amendment.

Investment Adviser, Sub-Adviser and Portfolio Manager (Pages 42 – 46)

17.	Comment: The first sentence of the second paragraph under “Annual cash bonus” on page 45 states that “[a] portion of the Portfolio Manager’s annual cash bonus is based on the Fund’s investment performance, generally measured over the past one- and three or five-year periods unless the Portfolio Manager’s tenure is shorter.” Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

Response: We will modify the language to indicate that performance-based compensation will be based on pre-tax performance.

May 22, 2013

*        *        *         *        *        *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Long
Kathleen M. Long

cc:	Kevin McCarthy
Gifford Zimmerman